FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of March 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG and Baker Hughes Sign Exclusive Long-term RoqSCAN

Agreement as part of Shale Science Alliance

Paris, France – 26 March 2014

CGG (NYSE/Euronext: CGG) announced today that it has signed an exclusive agreement with Baker Hughes Incorporated (NYSE: BHI) for RoqSCANTM technology offered by CGG.

RoqSCAN is a real-time, fully portable, quantitative and automated rock properties and mineralogical analyzer. Developed by Robertson, a CGG company, and Carl Zeiss Microscopy Ltd., RoqSCAN delivers highly quantitative compositional and textural mineralogical data from drilling cuttings or core pieces, revealing the mineralogical DNA of the reservoir. This service can be provided at the wellsite during drilling operations, or later in core stores, field offices and laboratories.

Baker Hughes will include RoqSCAN in its shale reservoir evaluation services as part of the Shale Science Alliance with CGG. The agreement further strengthens the strategic relationship between the two companies, which is designed to help operators better understand shale plays and predict “sweet spots” based on the combination of seismic attributes and accurate wellbore measurements.

“RoqSCAN is the latest addition to a suite of reservoir characterization services offered by Baker Hughes,” said Derek Mathieson, Vice President, Strategy and Corporate Development for Baker Hughes. “The data provided by RoqSCAN significantly improves the real-time evaluation of laterals, thereby allowing operators to deploy more efficient and effective completion strategies.”

“RoqSCAN acts as an innovative bridge, delivering important geologic information to our integrated geoscience offering with Baker Hughes and providing a ground truth for our predictive reservoir models. It allows us to properly characterize the geological factors behind the sweet spots and optimize the completion design and fracturing to maximize production and reduce costs in these capital-intensive shale play operations. This exclusive agreement strengthens our ties with Baker Hughes and offers an exciting opportunity to demonstrate the value of RoqSCAN and the benefits of our Shale Science Alliance to the industry,” said Sophie Zurquiyah, Senior Executive Vice President of CGG’s Geology, Geophysics & Reservoir Division (GGR).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

About Baker Hughes

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. The company’s 59,000-plus employees today work in more than 80 countries helping customers find, evaluate, drill, produce, transport and process hydrocarbon resources. For more information on Baker Hughes, visit: www.bakerhughes.com

Contacts:

CGG

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

Baker Hughes Media Relations

Robin Swanger

Tel: +1 281 231 1424

E-Mail: robin.swanger@bakerhughes.com

Baker Hughes Investor Relations

Trey Clark

Tel: +1 713 439 8039

E-Mail: trey.clark@bakerhughes.com

Eric Holcomb

Tel: +1 713 439 8822

E-Mail: eric.s.holcomb@bakerhughes

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 26th, 2014	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP